United States securities and exchange commission logo





                             November 23, 2020

       Anton Feingold
       Associate General Counsel
       Ares Acquisition Corporation
       c/o Ares Management LLC
       245 Park Avenue, 44th Floor
       New York, NY 10167

                                                        Re: Ares Acquisition
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
29, 2020
                                                            CIK No. 1829432

       Dear Mr. Feingold:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 29, 2020

       Prospectus Summary
       Corporate Information, page 9

   1. Please include the telephone number of your principal executive offices on the cover page or in the summary
section. See Item 503(b) of Regulation S-K.
       Warrants, page 133

   2. You discuss your warrant agreement exclusive forum provision on page 140 and include a reference to disclosure
in Risk Factors. Please tell us the location of your warrant agreement exclusive
forum risk factor disclosure or add risk factor disclosure. Please also
 Anton Feingold
Ares Acquisition Corporation
November 23, 2020
Page 2
         disclose that there is uncertainty as to whether a court would enforce such exclusive forum provision. Since you disclose that the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Signatures, page II-4

3. Please add the signature of your authorized representative in the United States.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at
(202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNameAnton Feingold                               Sincerely,
Comapany NameAres Acquisition Corporation
                                                               Division of
Corporation Finance
November 23, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName